SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 2 FOR THE MONTH OF MAY 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

1. On May 27, 2008, the Industrial Development Bank of Israel Limited ("Registrant" or "Bank") issued a press release regarding the Registrant's financial results for the first quarter of 2008, including that the Registrant's net profit for the quarter amounted to NIS 1.2 million.

2. In addition, the Registrant issued two Immediate Reports on May 27, 2008, as follows:

     a. An Immediate Report regarding the resolution of the Bank's Board of Directors to approve the filing with the court of a motion to approve the scheme of arrangement and compromise between the Bank and its shareholders, according to Section 350 of the Companies Law - 1999.

     b. An Immediate Report stating that in connection with the plan to privatize the Bank, on May 26, 2008, the Board of Directors of the Bank approved certain changes in the retirement arrangements of its employees. Pursuant to the Board's resolution, these changes shall apply both on the workers employed within the framework of the collective agreements and on all the other workers in the Bank. The total direct cost to the Bank of these changes, regarding all the workers, amounts to approximately NIS 10 million (approximately $3 million).

                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:

     1.   A translation of the press release issued on May 27, 2008.

     2. A translation of the Immediate Report on the resolution of the Bank's Board of Directors to approve the filing to court of a motion to approve the scheme of arrangement and compromise between the Bank and its shareholders.

     3. A translation of the Immediate Report regarding the changes in the retirement arrangements of its employees.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Press Release and the Immediate Reports issued by the Registrant (copies of which are included in this report on Form 6-K as Exhibits 1 through 3), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Press Release and Immediate Reports are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: May 29, 2008                                   By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel


                                                     By: /s/ Natan Atlas
                                                     -------------------
                                                     Natan Atlas
                                                     Corporate Secretary